UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                                   IPSCO Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    462622101
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [  ]  Rule 13d-1(b)
       [X ]  Rule 13d-1(c)
       [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Bluewater  Investment  Management  Inc.

(2)    Check the Appropriate Box if a Member of a Group

       (a) [ ]
       (b) [X]

(3)    SEC Use Only


(4)    Citizenship or Place of Organization

                  Toronto,  Ontario,  Canada


Number of                  (5)      Sole Voting Power
Shares                              681,075
Benefici-                  (6)      Shared Voting Power
ally Owned                          Nil
by Each                    (7)      Sole Dispositive Power
Reporting                           681,075
Person With                (8)      Shared Dispositive Power

                                    Nil

(9) Aggregate Amount Beneficially Owned by Each Reporting Person


                                    681,075

(10)   Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares               [  ]


                                    1.43%

(11)   Percent of Class Represented by Amount in Row 9


(12)   Type of Reporting Person
                                    CO

                                    Item 1(a)

Name of Issuer:
                                    IPSCO  Inc.

                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

                                       P.O.  Box  1670
                                       Armour  Road
                                       Regina,  Saskatchewan
                                       Canada
                                       S4P  3C7


                                    Item 2(a)

Name of Person Filing:
                                       Bluewater  Investment  Management  Inc.


                                    Item 2(b)

Address of Principal Business Office:

                                       Suite  1502,  Box  63
                                       150  King  Street  West
                                       Toronto,  Ontario
                                       Canada
                                       M5H  1J9




                                    Item 2(c)

Citizenship:
                                       Organized  in  Toronto,  Ontario,  Canada

                                    Item 2(d)

Title of Class of Securities:
                                       Common  Stock

                                    Item 2(e)

CUSIP Number:
                                       462622101


                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)[ ]    Broker or Dealer registered under Section 15 of the Act

     (b)[ ]    Bank as defined in section 3(a) (6) of the Act

     (c)[ ]    Insurance Company as defined in section 3(a)(19) of the Act

     (d)[ ] Investment Company registered under section 8 of the Investment Company Act

     (e)[X]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

     (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j)[ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


                                     Item 4

Ownership.

       (a) Amount Beneficially Owned:
                          681,075


       (b) Percent of Class:
                          1.43%

       (c) Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:                 681,075
       (ii)  Shared power to vote or to direct the vote:               Nil
       (iii) Sole power to dispose or to direct the disposition of:    681,075
       (iv)  Shared power to dispose or to direct the disposition of:  Nil



                                     Item 5

Ownership of Five Percent or Less of a Class

                                    [  ]

                                     N/A

                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

Several accounts managed by Bluewater Investment Management Inc. have the right to receive Dividends and the proceeds from the sale of these securities, none of which own more than 5% Of the common stock of IPSCO Inc.


                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                                    N/A

                                     Item 8

Identification and Classification of Members of the Group.

                                    N/A

                                     Item 9

Notice of Dissolution of Group.

                                    N/A


                                     Item 10

Certification.

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

     By signing below I certify that, to the vest of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               Januuary  13,  2003


Signature:          /s/ Dina  DeGeer
                    ------------------------------------------------

Name/Title:         Dina  DeGeer




                    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).